Exhibit 21.1

Subsidiaries of

Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization
Radiant Global Logistics, Inc. (formerly Airgroup Corporation)	Washington
Radiant Logistics Partners LLC	Delaware
(40% owned by Radiant Global Logistics, Inc.)
Radiant Customs Services, Inc.	Washington
Radiant Transportation Services, Inc. (formerly Radiant Logistics Global Services, Inc.)	Delaware
On Time Express, Inc.	Arizona
Adcom Express, Inc.	Minnesota
DBA Distribution Services, Inc.	New Jersey
Green Acquisition Company	Washington
Transmart, Inc.	Washington
Radiant Logistics Global Services, Inc. (formerly Radiant Transportation Services, Inc.)	Washington
International Freight Systems (of Oregon), Inc.	Oregon
Radiant Off-Shore Holdings LLC	Washington
RGL Mexico LLC	Washington
Radiant Global Logistics (HK) Limited	Hong Kong
Radiant Global Logistics (MX) S. de R.L. de C.V.)	Mexico